SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 and 13d-2

( Initial Filing )

Burlington Resources Coal Seam Gas Royalty Trust
(Name of Issuer)

       Trust Units                       122016108
(Title of class of securities)		      (CUSIP Number)


Check the following box if a fee is being paid with the statement         [ ]

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)




























CUSIP No. 122016108



	1	NAME OF REPORTING PERSON:  BEAR, STEARNS & CO. INC.
			S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  13-3299429

 	2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*       	(a)	[    ]
                                                           				(b)	[    ]

 	3		SEC USE ONLY


 	4		CITIZENSHIP OR PLACE OF ORGANIZATION:    DELAWARE


   NUMBER OF SHARES    	5  	SOLE VOTING POWER:
                       			  461,000

  BENEFICIALLY         	6   SHARED VOTING POWER:
   OWNED BY               		-0-

   EACH REPORTING      	7 	SOLE DISPOSITIVE POWER:
	                         	461,000

   PERSON WITH         	8 	SHARED DISPOSITIVE POWER:
		                         -0-

	9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
   	461,000

	10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:*[ ]


	11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
   	5.2

	12	TYPE OF REPORTING PERSON:*
 	  BD


* SEE INSTRUCTIONS BEFORE FILLING OUT!

















Item 1(a): 	Name of Issuer:
		          Burlington Resources Coal Seam Royalty Trust

Item 1(b): 	Address of Issuer's Principal Executive Offices:
		          NationsBank of Texas, N.A.
	          	NationsBank Plaza
            901 Main Street, Suite 1200
            Dallas, Texas

Item 2(a): 	Name of Person Filing:
          		Bear, Stearns & Co. Inc.

Item 2(b): 	Address of Principal Business Office:
          		245 Park Avenue
          		New York, NY 10167

Item 2(c):	 Citizenship:
		          Incorporated in Delaware

Item 2(d): 	Title of Class of Securities:
      	    	Trust Units

Item 2(e): 	Cusip Number:
	          	122016108

Item 3:		If this statement is filed pursuant to Rule 13d-1(b), or
         13d-2(d), check whether the person filing is a:
         (a) (x) broker or dealer registered under Section 15 of the Act

Item 4:		Ownership:
       		(a)	Amount beneficially owned:  461,000

       		(b)	Percentage of class:  5.2

       		(c)	Number of shares as to which such person has:

          			(i)	Sole power to vote or to direct the vote:  461,000

          			(ii)	Shared power to vote or to direct the vote:  -0-

          			(iii)	Sole power to dispose or to direct the disposition of:
                   461,000

          			(iv)	Shared power to dispose or to direct the disposition:
                  -0-










Item 5:		Ownership of five or less percent of a class:  Not applicable

Item 6:		Ownership of more than five percent on behalf of another
         person:  Not applicable

Item 7:		Identification and classification of the subsidiary which
         acquired the security being reported on by the Parent Holding
         Company:  Not applicable

Item 8:		Identification and classification of members of the group:
         Not applicable

Item 9:		Notice of Dissolution of group:  Not applicable

Item 10:	Certification:

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  					BEAR, STEARNS & CO. INC.


February 14, 1997
  (Date)	                              Barry J. Cohen
				                                  	Senior Managing Director